Exhibit 99.1

Linkage Global Inc
(incorporated in the Cayman Islands with limited liability)
(Nasdaq: LGCB)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Linkage Global Inc, a Cayman Islands exempted company with limited liability (the “Company”), will be held on March 10, 2025, at 9:00 a.m., Eastern Time, at 25th Floor, Building A, Sea Lion Intelligent Center, No. 11 Keji East Road, High Tech Zone, Fuzhou City, Fujian Province, People’s Republic of China, for the purpose of shareholders considering and if thought fit passing the following resolutions:

1.	It is resolved as an ordinary resolution to re-elect Zhihua Wu as a director of the Company to hold office until the next annual general meeting of the Company.

2.	It is resolved as an ordinary resolution to re-elect Ryo Fuyunishiki as a director of the Company to hold office until the next annual general meeting of the Company.

3.	It is resolved as an ordinary resolution to re-elect Hui Li as a director of the Company to hold office until the next annual general meeting of the Company.

4.	It is resolved as an ordinary resolution to re-elect Tay Sheve Li as a director of the Company to hold office until the next annual general meeting of the Company.

5.	It is resolved as an ordinary resolution to re-elect Zhiyong Wu as a director of the Company to hold office until the next annual general meeting of the Company.

6.	It is resolved as an ordinary resolution that that the re-appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2025 be confirmed, ratified and approved.

7.	It is resolved as an ordinary resolution that:

(a) conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i) the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and;

(iii) any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

(b) any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

8.	It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation.

9.	It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Board of Directors has fixed the close of business on February 10, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Class A ordinary shares of par value US$0.00025 each and Class B ordinary shares of par value US$0.00025 each in the capital of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

A shareholder who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that shareholder. Such proxyholder need not be a member.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2024 annual report, from the Company’s website at https://www.linkagecc.com/financial_reports or by submitting a request to ir@linkagecc.com. This notice of the Meeting, the accompanying proxy statement, and the proxy card will be sent or made available to shareholders on or about February 13, 2025.

By Order of the Board of Directors,

/s/ Zhihua Wu
Zhihua Wu
Chairman of the Board of Directors

February 13, 2025

Linkage Global Inc

ANNUAL GENERAL MEETING OF SHAREHOLDERS
March 10, 2025
9:00 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Linkage Global Inc (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on March 10, 2025, at 9:00 a.m., Eastern Time, at 25th Floor, Building A, Sea Lion Intelligent Center, No. 11 Keji East Road, High Tech Zone, Fuzhou City, Fujian Province, People’s Republic of China, or any adjournment thereof.

Only holders of Class A ordinary shares of par value US$0.00025 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.00025 each (the “Class B Ordinary Shares”) in the capital of the Company of record at the close of business on February 10, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more shareholders holding shares of the Company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, that represent not less than one-third of the outstanding shares carrying the right to vote at the Meeting shall be a quorum for all purposes.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to 100 votes in respect of each Class B Ordinary Shares held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.	It is resolved as an ordinary resolution to re-elect Zhihua Wu as a director of the Company to hold office until the next annual general meeting of the Company.

2.	It is resolved as an ordinary resolution to re-elect Ryo Fuyunishiki as a director of the Company to hold office until the next annual general meeting of the Company.

3.	It is resolved as an ordinary resolution to re-elect Hui Li as a director of the Company to hold office until the next annual general meeting of the Company.

4.	It is resolved as an ordinary resolution to re-elect Tay Sheve Li as a director of the Company to hold office until the next annual general meeting of the Company.

5.	It is resolved as an ordinary resolution to re-elect Zhiyong Wu as a director of the Company to hold office until the next annual general meeting of the Company.

6.	It is resolved as an ordinary resolution that that the re-appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2025 be confirmed, ratified and approved.

7.	It is resolved as an ordinary resolution that:

(a) conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i) the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and;

(iii) any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

(b) any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

8.	It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation.

9.	It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Board of Directors unanimously recommends a vote “FOR” each of the Proposals No. 1 through 9.

VOTING PROCEDURE FOR HOLDERS OF SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

A proxy need not be a shareholder of the Company. A proxy card is enclosed with this proxy statement. It contains important instructions about completing and giving it to the Company.

You must ensure that your completed and signed proxy card, and any power of attorney or other authority (if any) under which it is signed, is deposited in accordance with the instructions set out therein. Proxy cards received after the time set out therein may be disregarded.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which names stand in the Company’s register of members.

If you are a body corporate, you may (instead of appointing a proxy) appoint an individual (a representative) to act as your representative at the Meeting. A body corporate wishing to act by a duly authorized representative must identify that person to the Company by notice in writing delivered to the Company prior to the Meeting. The Board of Directors reserve the right to require production of any evidence considered necessary to determine the validity of the notice. Where a duly authorised representative is present at a meeting that shareholder is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that shareholder.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market, LLC (“Nasdaq”), which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the fiscal year ended September 30, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2024 Annual Report to shareholders by visiting the “Financial Reports” group under the “Financial Information” section of the Company’s website at https://www.linkagecc.com. If you want to receive a paper or email copy of the Company’s 2024 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the investor relationships contact of the Company at ir@linkagecc.com.

PROPOSAL NO. 1 THROUGH NO. 5

RE-ELECTION OF DIRECTORS

To consider and approve a proposal for the Company to re-elect current directors to hold office until the next annual general meeting of shareholders of the Company or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR ELECTION

The directors named below will seek re-election at the Meeting. If re-elected, each director will hold office until the next general meeting of the shareholders of the Company or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

Mr. Zhihua Wu has been our Chief Executive Officer since March 2022 and been our Director and Chairman of the Board since March 2023. He has served as the Chief Executive Officer of Chuancheng Digital, HQT NETWORK, and EXTEND since June 2021, March 2016, and July 2011, respectively, and is responsible for the management of day-to-day operations and high-level strategizing and business planning. Prior to joining our Company, Mr. Wu was the CEO of Tsuukanmuri Co., Ltd., a Japanese company focusing on import and export trade, from June 2010 to June 2011. Mr. Wu received his Bachelor’s degree in Information Electronic System Engineering from Daiichi Institute of Technology in 2010. As of the date of this annual report, Mr. Wu also holds the following prominent positions outside of the Company: (i) vice president of the first council of Fuzhou Cross-border E-commerce Association and (ii) vice president of Minhou County Youth Entrepreneurship Promotion Association.

Mr. Ryo Fuyunishiki has been our Director and Chief Operating Officer since March 2023. He has served as the Chief Operating Officer of the Company’s subsidiary, EXTEND, since 2011. He obtained his Bachelor’s degree in Economics from Takushoku University in 2006.

Ms. Hui Li  has been our independent director since September 2024. She has over a decade of experience in legal practice. Since September 2023, Ms. Li has served as a member of the management committee at Beijing Yingke (Fuzhou) Law Firm. She has served as an equity senior partner at such firm since March 2021, following her tenure as a senior partner from February 2019 to February 2021. Additionally, Ms. Li has been the deputy director of the National Women Lawyers’ Committee at Beijing Yingke Law Firm since March 2022. Ms. Li received her Bachelor’s degree in Law from Northwest University of Political Science and Law in China in June 2008.

Ms. Tay Sheve Li has been our independent director since September 2024. She has over ten years of management experience. Since November 2022, Ms. Li has served as an executive officer and director at TT GO HK Limited, a property management company based in Hong Kong, where she oversees the company’s day-to-day operations. From August 2014 to November 2022, Ms. Li was a director at Silver Castle Limited, a company engaged in the trading of electronics products. Ms. Li earned her Master’s degree in Applied Finance from the University of Western Sydney in Australia in March 2024 and her Bachelor’s degree in Accounting and Finance from the University of Strathclyde in the United Kingdom in July 1994.

Mr. Zhiyong Wu has been our independent director since September 2024. He has over 20 years of experience in investment management. Since August 2012, Mr. Wu has been a co-founder and chairman of the board of directors at FH Capital, where he has focused on start-up investments, equity investments, and post-investment management. Previously, Mr. Wu was an investment director at Actis Capital, LLP, from November 2009 to June 2012, where he specialized in investment and mergers and acquisitions in the education sector. From March 2009 to November 2009, he worked as a vice president at Cybernaut Investment Group, handling investment in the education sector and post-investment management. Prior to that, Mr. Wu was a vice president at The Balloch Group from March 2007 to March 2009, managing underwriting for U.S. listed companies. From February 2005 to March 2007, Mr. Wu worked as an investment manager in the Investment Department of Deutsche Bank, where he was responsible for the investment and acquisition of non-performing asset portfolios. Mr. Wu received his EMBA degree from Tsinghua University in China in June 2023 and obtained his Master’s degree in Finance from the University of International Business and Economics in China in July 2005. Mr. Wu received his Bachelor’s degree in Engineering Management from Beijing Jiaotong University in China in September 1995.

RESOLUTIONS TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as an ordinary resolution to re-elect Zhihua Wu as a director of the Company to hold office until the next annual general meeting of the Company.

It is resolved as an ordinary resolution to re-elect Ryo Fuyunishiki as a director of the Company to hold office until the next annual general meeting of the Company.

It is resolved as an ordinary resolution to re-elect Hui Li as a director of the Company to hold office until the next annual general meeting of the Company.

It is resolved as an ordinary resolution to re-elect Tay Sheve Li as a director of the Company to hold office until the next annual general meeting of the Company.

It is resolved as an ordinary resolution to re-elect Zhiyong Wu as a director of the Company to hold office until the next annual general meeting of the Company.

VOTE REQUIRED FOR APPROVAL

Each of Proposals No. 1 through No. 5 will be approved if a simple majority of the total votes properly cast in person or by proxy at the Meeting by the holders of Shares of the Company entitled to vote at the Meeting vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE RE-ELECTION OF DIRECTORS.

PROPOSAL NO. 6

THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee re-appointed HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ended September 30, 2025.

In the event that our shareholders fail to approve or ratify the re-appointment and the authorization, our audit committee will reconsider its selection. Even if the re-appointment is approved or ratified, our audit committee, in its discretion, may recommend the appointment of a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

The approval and ratification of the re-appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ended September 30, 2025 will be proposed as an ordinary resolution of the Company.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as an ordinary resolution that that the re-appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2025 be confirmed, ratified and approved.

VOTE REQUIRED FOR APPROVAL

Proposal No. 6 will be approved if a simple majority of the total votes properly cast in person or by proxy at the Meeting by the holders of Shares of the Company entitled to vote at the Meeting vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL NO. 7

SHARE CONSOLIDATION

To consider and approve a proposal to authorize the Board of Directors to effect a consolidation of the Company’s authorized and issued shares on such date as the Board of Directors shall determine, at a ratio of no less than 2-for-1 and no greater than 100-for-1, to be determined by the Board of Directors in its sole discretion.

Purpose of the Share Consolidation

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “LGCB.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Ordinary Shares.

On October 31, 2024, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until April 29, 2025, to regain compliance.

To regain compliance with the Minimum Bid Price Rule, the Board of Directors has determined that it is in the best interests of the Company to solicit the approval of the shareholders for the Board of Directors to decide whether and when to effect the Share Consolidation.

In the event the Class A Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to trade its Class A Ordinary Shares on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares; and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell Class A Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on such relationships.

Furthermore, if the Class A Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

However, there can be no assurance that Proposal No. 7, if effected and completed, will result in the intended benefits, such as increasing the trading price of the Class A ordinary shares or maintaining the continued listing of the Class A Ordinary Shares on Nasdaq.

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation will not affect the registration of the Class A Ordinary Shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission. If and when the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-split basis on the effective date. In connection with the Share Consolidation, the CUSIP number of the Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A ordinary shares) will change.

Fractional Shares

No fractional Shares shall be issued in connection with the Share Consolidation and all fractional Shares (after aggregating all fractional Shares that would otherwise be received by a shareholder) resulting from the Share Consolidation will instead be rounded up to the whole number of Shares.

Authorized Share Capital

At the time the Share Consolidation is effective, the Company’s authorized share capital will be consolidated at the same ratio meaning there will be a reduction in the authorized share capital of the Company by a factor between 2 and 100.

Street Name Holders of Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Class A Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Should the Board of Directors determines the effective time of the Share Consolidation, nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A Ordinary Shares in street name should contact their nominees.

Share Certificates

Should the Board of Directors choose to effect the Share Consolidation, the Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective time.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as an ordinary resolution that:

(a) conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i) the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and;

(iii) any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

(b) any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

VOTE REQUIRED FOR APPROVAL

Proposal No. 7 will be approved if a simple majority of the total votes properly cast in person or by proxy at the Meeting by the holders of Shares of the Company entitled to vote at the Meeting vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE SHARE CONSOLIDATION.

PROPOSAL NO. 8

AMENDMENT AND RESTATEMENT OF MEMORANDUM OF
ASSOCIATION TO REFLECT THE SHARE CONSOLIDATION

Subject to approval by shareholders of Proposal No. 7 (the Share Consolidation), to consider and approve the adoption of a amended and restated memorandum of association to reflect the consolidated authorized share capital of the Company resulting from the Share Consolidation, with the adoption of the amended and restated memorandum of association to take effect upon the effectiveness of the Share Consolidation.

The only substantive change to be made to the Company’s memorandum of association pursuant to this Proposal No. 8 is to update paragraph 8 of the memorandum of association, which such paragraph describes the authorized share capital of the Company.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation.

VOTE REQUIRED FOR APPROVAL

Proposal No. 8 will be approved if at least two-thirds of the total votes properly cast in person or by proxy at the Meeting by the holders of Shares of the Company entitled to vote at the Meeting vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
AMENDMENT AND RESTATEMENT OF MEMORANDUM OF
ASSOCIATION TO REFLECT THE SHARE CONSOLIDATION.

PROPOSAL NO. 9

Meeting ADJOURNMENT

Proposal No. 9, if adopted, will allow the Board of Directors to adjourn the Meeting to a later date or dates or sine die, if necessary to permit further solicitation and vote of proxies if, at the time of the Meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the Meeting. If Proposal No. 9 is not approved by shareholders, the Board of Directors may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

VOTE REQUIRED FOR APPROVAL

Proposal No. 9 will be approved if a simple majority of the total votes properly cast in person or by proxy at the Meeting by the holders of Shares of the Company entitled to vote at the Meeting vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
the Meeting ADJOURNMENT.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: February 13, 2025	/s/ Zhihua Wu
Zhihua Wu
Chairman of the Board of Directors